SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________


                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               ___________________

                     US REALTY PARTNERS LIMITED PARTNERSHIP
                            (Name of Subject Company)

   MPF-NY 2005, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF FLAGSHIP FUND 10, LLC;
    MPF DEWAAY PREMIER FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC;
                STEVEN GOLD;AND MACKENZIE PATTERSON FULLER, INC.
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             _______________________

                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                        Amount of
         Valuation*                                         Filing Fee

         $1,237,500.00                                       $145.65

 * For purposes of calculating the filing fee only. Assumes the purchase of 275,000 Units at a purchase price equal to $4.50 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $145.65
         Form or Registration Number:  SC TO-T
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: October 17, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of October 17, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC; MPF DeWaay Premier Fund, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 7, LLC; AND STEVEN GOLD (collectively the "Purchasers") to purchase up to 275,000 Units of limited partnership interest (the "Units") in US Realty Partners Limited Partnership (the "Partnership"), the subject company, at a purchase price equal to $4.50 per Unit, less the amount of any distributions declared or made with respect to the Units between October 17, 2005 (the "Offer Date") and December 6, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated
October  17,  2005  (the  "Offer  to  Purchase")   and  the  related  Letter  of
Transmittal.

Item 12. Exhibits.

(a)(1)   Offer to Purchase dated October 17, 2005*

(a)(2)   Letter of Transmittal*

(a)(3)   Form of Letter to Unit holders dated October 17, 2005*

(a)(4)   Form of Letter to Unit holders dated November 16, 2005

(a)(5)   Form of Press Release

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on October 17, 2005.



                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 16, 2005

MPF-NY 2005, LLC; MPF DeWaay Premier Fund, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 7, LLC

By:      /s/ Chip Patterson
         ---------------------------------
         Chip Patterson, Senior Vice President of
         Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         ---------------------------------
         Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold
-----------------------------

                                  EXHIBIT INDEX


Exhibit  Description

(a)(1)   Offer to Purchase dated October 17, 2005*

(a)(2)   Letter of Transmittal*

(a)(3)   Form of Letter to Unit holders dated October 17, 2005*

(a)(4)   Form of Letter to Unit holders dated November 16, 2005

(a)(5)   Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on October 17, 2005.